SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX

AMERICA • ASIA PACIFIC • EUROPE

June 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Christina DiAngelo Fettig and Ms. Deborah O’Neal

Re:	BlackRock ETF Trust

Registration Statement on Form N-14

(File No. 333-278767)

Dear Ms. Fettig and Ms. O’Neal:

On behalf of BlackRock ETF Trust (the “Registrant”), this letter responds to the telephonic comments provided by Ms. Christina DiAngelo Fettig on May 6, 2024 and Ms. Deborah O’Neal on May 17, 2024, each of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Registrant’s Registration Statement on Form N-14 filed with the Commission on April 17, 2024 (the “Registration Statement”) relating to the proposed acquisition by BlackRock International Dividend ETF (the “Acquiring Fund”), a series of the Registrant, of substantially all of the assets and certain stated liabilities of BlackRock International Dividend Fund (the “Target Fund”), a series of BlackRock FundsSM (the “Target Trust”), in exchange for shares of the Acquiring Fund (the “Reorganization”). The Target Fund and the Acquiring Fund may be referred to herein as a “Fund.”

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meaning set forth in the Registration Statement.

Accounting Comments

“Dear Shareholder” Letter

Comment 1:   The Registrant states that the “net annual fund operating expenses [of the Acquiring Fund] are expected to be the same as or lower than the net annual fund operating expenses of each share class of the Target Fund.” According to the fee tables, each share class of the Target Fund shows net annual fund operating expenses that are higher than the net annual fund operating expenses of the Acquiring Fund. Please consider removing the phrase “the same as or” in connection with this disclosure.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

June 27, 2024

Response:  The Registrant has removed the phrase “the same as or” where applicable.

Questions & Answers

Comment 2:  The Registrant states that the Reorganization will involve the transfer of “substantially all of the assets” of the Target Fund to the Acquiring Fund in exchange for the assumption by the Acquiring fund of “certain stated liabilities” of the Target Fund. Please describe in correspondence what assets would not be transferred. If none, please consider removing the phrase “substantially all”. Please also disclose whether there are any Target Fund liabilities not being acquired by the Acquiring Fund.

Response:  From an accounting and operations perspective, the Acquiring Fund will assume all the assets and liabilities of the Target Fund. Accordingly, the Registrant has changed “substantially all of the assets” to “all of the assets” where applicable. The Registrant has also added disclosure that all recorded liabilities of the Target Fund will be assumed by the Acquiring Fund pursuant to the Reorganization.

Comment 3:  The Registrant states that the costs of the Reorganization will be borne partially by the Target Fund and partially by BFA or its affiliates. Please explain in correspondence and add disclosure explaining how such allocations were determined. Please disclose if the costs will be allocated in the same manner whether or not the Reorganization is consummated.

Response:  With respect to the majority of the costs of the Reorganization, BlackRock determined that it was appropriate for such costs to be borne by the Target Fund given the benefits expected to be experienced by many shareholders of the Target Fund, including lower net expenses, additional trading flexibility, increased portfolio holdings transparency and potential enhanced tax efficiency. BlackRock also considered that certain legal research and analysis performed by Fund counsel in connection with the Reorganization, which is the first mutual-fund-to-ETF conversion that BlackRock has undertaken, is expected to be leveraged for possible future conversions of other BlackRock mutual funds to BlackRock ETFs and thus BFA determined to directly pay a portion of the legal fees incurred in connection with the Reorganization. The Registrant has added disclosure explaining how the costs of the Reorganization were allocated between the Target Fund and BFA and clarifying that the costs will be allocated in the same manner whether or not the Reorganization is consummated.

Summary – Fees and Expenses

Comment 4:  Please confirm in correspondence whether the fees presented in the fee tables for each class represent current fees in accordance with Item 3 of Form N-14.

Response:  The Registrant confirms that the fees presented in the fee tables for each class of shares of the Target Fund, as reflected in the amended Form N-14 filing, represent current fees in accordance with Item 3 of Form N-14.

Securities and Exchange Commission

June 27, 2024

Comment 5:  Please confirm in correspondence whether the Pro Forma Acquiring Fund Fees presented in the fee tables will agree with the fee tables shown in the 485(b) filing for the Acquiring Fund.

Response:  The Registrant confirms that the Pro Forma Acquiring Fund Fees presented in the fee tables, as reflected in the amended Form N-14 filing, agree with the fee table shown in the 485(b) filing for the Acquiring Fund, filed on May 22, 2024.

Comment 6:  In each Fee Table, the Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements shown for the Target Fund is 3 basis points higher than the contractual cap. The Staff assumes that 1 basis point is attributable to Acquired Fund Fees and Expenses. Please explain in correspondence what accounts for the other 2 basis points outside the cap. Please also explain why the Pro Forma Acquiring Fund’s Total Annual Fund Operating Expenses are shown as 0.62% rather than 0.60%, i.e., the contractual unitary management fee rate.

Response:  The Registrant has updated each Fee Table based on current estimates to reflect that the Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements shown for the Target Fund are 2 basis points higher than the contractual cap. Of the 2 basis points, 1 basis point is attributable to Acquired Fund Fees and Expenses and 1 basis point is attributable to fees related to foreign tax reclaims. The Registrant has also updated each Fee Table to indicate that the Pro Forma Acquiring Fund’s Total Annual Fund Operating Expenses are 0.61% rather than the 0.60% contractual unitary management fee rate. The 1 basis point difference is attributable to fees related to foreign tax reclaims by the Acquiring Fund. The fees related to foreign tax reclaims are outside both the contractual expense cap with respect to the Target Fund and the unitary management fee with respect to the Acquiring Fund.

Comment 7:  The Staff notes that each Fee Table for the Target Fund has a footnote stating that “Other Expenses have been restated to reflect expected expenses attributable to, and incurred as a result of portfolio investments in the current year.” In correspondence, please explain this footnote in further detail.

Response:  This footnote refers to the fees associated with foreign tax reclaims discussed in the prior response. When preparing the Fee Table, fund accountants perform an evaluation of current year fee impact versus the potential impact in the next fiscal year based on claims outstanding and projected foreign tax reclaim fees. If the amount of claims outstanding would produce a lower fee, the Registrant will restate “Other Expenses” in the fee table and include a corresponding footnote.

Comment 8:  Please consider adding disclosure that the costs of the Reorganization are not included in the fee tables and state the dollar amount and basis point effect of such Reorganization costs.

Response:  The Registrant notes that the first lead-in paragraph to the fee tables already states that, “[t]he fee tables do not reflect the costs associated with the Reorganization.” The Registrant has added

Securities and Exchange Commission

June 27, 2024

disclosure that the costs associated with the Reorganization are estimated to be $196,960 or 0.027% of the Target Fund’s net assets as of the pro forma date.

Comment 9:  In the lead-in paragraph to each expense example, consider disclosing that each Fund’s costs assume the relevant contractual expense waivers/expense limitations remain in effect for a period of two years, and for Investor C Shares of the Target Fund, that such shares convert to Investor A Shares after 8 years.

Response:  The Registrant has added disclosure in the lead-in paragraph to each expense example that each Fund’s costs assume that the relevant contractual expense waivers/expense limitations remain in effect for a period of two years and that for Investor C Shares of the Target Fund, such shares convert to Investor A Shares after 8 years.

Comparison of the Funds – Performance Information

Comment 10: In the bar chart and average annual total returns table, update the performance information as of December 31, 2023.

Response:  The Registrant has updated the bar chart and average annual total returns table to reflect performance information as of December 31, 2023.

Comment 11: The Registrant states that the Target Fund will be the “accounting survivor” following the Reorganization. Consider clarifying each such statement to indicate which class of the Target Fund will be the accounting survivor.

Response:  The Registrant has added disclosure to indicate that Institutional Shares of the Target Fund will be the “accounting survivor.”

Comparison of the Funds – Management Agreements

Comment 12: The Registrant states that “[f]or the fiscal year ended May 31, 2023, BlackRock received a management fee, net of any applicable waivers and/or reimbursements, at the annual rate of 0.60% of the Target Fund’s average daily net assets.” Explain in correspondence why the management fee was not lower than 0.60% due to waivers in effect during this fiscal year.

Response:  The Registrant notes that the Target Fund’s contractual management fee prior to April 19, 2023 followed a different breakpoint schedule, under which the gross management fee rate for the fiscal year ended May 31, 2023 was 0.75%. 0.15% of such gross management fee was waived pursuant to the Target Fund’s expense limitation agreement, resulting in a net annual management fee rate of 0.60%.

Securities and Exchange Commission

June 27, 2024

Comparison of the Funds – Valuation of Shares

Comment 13: The Registrant states that “[t]he Target Fund’s valuation policy is substantively the same as the Acquiring Fund’s valuation policy.” Consider deleting “substantively.”

Response:  The Registrant has incorporated the suggested change to reflect that the Funds’ valuation policies are the same.

Financial Highlights

Comment 14: Please incorporate by reference the semi-annual financial highlights of the Target Fund.

Response:  The Registrant has added disclosure to incorporate by reference the semi-annual financial highlights of the Target Fund for the period ended November 30, 2023.

Information About the Reorganization – General

Comment 15: The Registrant states that the NAV of the Target Fund’s shares “will be determined in accordance with the Acquiring Fund’s valuation procedures or such other valuation procedures as shall be mutually agreed upon by the Target Fund and the Acquiring Fund.” Explain in correspondence what these “other valuation procedures” might be and why there might be a deviation from the Acquiring Fund’s valuation procedures.

Response:  The Registrant has modified this disclosure to remove “or such other valuation procedures as shall be mutually agreed upon by the Target Fund and the Acquiring Fund” given that both Funds follow the same valuation policies and procedures.

Information About the Reorganization – Material U.S. Federal Income Tax Consequences of the Reorganization

Comment 16: Consider stating the dollar amount of any capital loss carryovers of the Target Fund.

Response:  The Registrant has added disclosure stating that as of May 31, 2024, the Target Fund had capital loss carryovers of $14,317,854.

Information About the Reorganization – Expenses of the Reorganization

Comment 17:  In “Expenses of the Reorganization,” consider making the same changes made in response to comment 3 above.

Response:  The Registrant has added disclosure clarifying that the costs will be allocated in the same manner whether or not the Reorganization is consummated.

Securities and Exchange Commission

June 27, 2024

Other Information – Capitalization

Comment 18:  Update the data in the capitalization table as of a date within 30 days of the Form N-14/A filing or confirm in correspondence that there were no material changes to capitalization since the date provided.

Response:  The Registrant has updated the capitalization table as of May 31, 2024, i.e., a date within 30 days of the Form N-14/A filing.

Comment 19:  The Registrant states that “[a]s of November 30, 2023, the total net assets of the Combined Fund would have been $720,165,738 on a pro forma basis” after certain adjustments. However, the total net assets in the capitalization table are shown as $718,992,151. Please explain the difference in correspondence.

Response:  The Registrant has updated the capitalization table as of May 31, 2024 and confirms that the total net assets in the disclosure and the table are now consistent.

Comment 20:  The Registrant states in footnote 2 to the capitalization table that pro forma adjustments reflect “non-recurring aggregate estimated Reorganization expenses of $196,960 which was attributable to the Target Fund.” However, the pro forma adjustments listed in the table are higher, i.e., $1,173,587. Please explain the difference in correspondence.

Response:  The Registrant has updated the capitalization table as of May 31, 2024 and confirms that the adjustment amounts in the footnote and table are now consistent.

Comment 21:  In the capitalization table, consider revising the pro forma adjustments to show such adjustments on a per class basis (instead of per fund, as the Registrant is currently showing). After showing such amounts on a per class basis, consider adding a totals section to the table.

Response:  The Registrant has revised the capitalization table to show the adjustments on a per class basis with respect to each class of the Target Fund, and has added a section to the table disclosing the total net assets and total shares outstanding.

Comment 22:  In the capitalization table, the pro forma NAV per share of the Combined Fund is shown as $25.00. Please describe in correspondence and disclose how this value was determined since the Target Fund’s NAV per share is above $25.00 for each share class shown.

Response:  BlackRock determines the initial NAV for an ETF based on consideration of basket size, number of shares per unit and general industry practice. With respect to the Combined Fund, BlackRock determined that the starting NAV would be $25.00 with 40,000 shares per creation unit. The Registrant has added a footnote to the capitalization table explaining that it is BFA’s intent for the Acquiring Fund to have a starting NAV of $25.00 per share.

Securities and Exchange Commission

June 27, 2024

Comment 23:  Confirm in correspondence whether the pro forma adjustments shown in the capitalization table would have an NAV per share impact of $0.01 or more. If so, please disclose the NAV per share impact.

Response:  The Registrant notes that the initial NAV per share of the Combined Fund has been set at $25.00, as stated above. The Registrant notes that the pro forma adjustments in the capitalization table determine how many shares of the Combined Fund will be received by shareholders of the Target Fund, and such adjustments would not have an impact on the Combined Fund’s NAV.

Form of Agreement and Plan of Reorganization

Comment 24:  Article IX of the Form of Agreement and Plan of Reorganization states that BlackRock Fund Advisors or its affiliates “will directly pay a portion of the legal fees incurred in connection with the Reorganization.” Accordingly, consider adding BlackRock Fund Advisors as signatory to the agreement.

Response:  The Registrant has made the suggested change.

Statement of Additional Information – Supplemental Financial Information

Comment 25:  The Registrant states that “changes may be made to the Target Fund’s portfolio in advance of the Reorganization and/or the Acquiring Fund’s portfolio following the Reorganization.” Consider disclosing that any such changes to the portfolios would be in the normal course of business and not as a part of the Reorganization.

Response:  The Registrant has added disclosure stating that any such changes to the portfolios would be in the normal course of business and not as a part of the Reorganization.

Disclosure Comments

“Dear Shareholder” Letter

Comment 26: The Registrant states that “[t]he redemption of Target Fund shares or the transfer of Target Fund shares to a different investment option prior to the Reorganization, or the receipt of cash or shares in a fund other than the Acquiring Fund in exchange for Target Fund shares, is expected to be a taxable transaction to shareholders in non-tax qualified accounts.” Please consider highlighting this sentence and other substantially similar disclosures in the Registration Statement.

Response:  The Registrant has put this sentence in boldface type along with other substantially similar disclosures.

Securities and Exchange Commission

June 27, 2024

Questions & Answers

Comment 27: In response to the question, “Will I be subject to additional ETF-specific structural risks as a shareholder of the Acquiring Fund?” consider beginning the answer by stating “Yes.”

Response:  The Registrant has added “Yes.” to the beginning of the answer to this question.

Comment 28: In response to the question, “Is there anything else that will be different once I am a shareholder of the Acquiring Fund?” consider adding to the response that there will no longer be a dividend reinvestment service provided by the Acquiring Fund.

Response:  In the answer to this question, the Registrant has added disclosure that in contrast to the Target Fund, which provides for automatic reinvestment of dividends at net asset value without a sales charge, no dividend reinvestment service is provided by the Acquiring Fund.

Comment 29: In response to the question, “Can I purchase, redeem, or exchange shares of the Target Fund before the Reorganization takes place?” consider adding disclosure that the contingent deferred sales charge no longer applies after July 1, 2024.

Response:  In the answer to this question, the Registrant has added disclosure to the effect that beginning on July 1, 2024, no contingent deferred sales charges will be imposed on redemptions of Investor A Shares or Investor C Shares.

Information About the Reorganization – General

Comment 30: The Registrant states that “If you hold your shares of the Target Fund through a direct individual retirement account (“IRA”) and do not take action prior to November 8, 2024, your Target Fund shares will be exchanged for shares of BlackRock Summit Cash Reserves Fund (the “Money Market Fund”), a series of BlackRock Financial Institutions Series Trust, equal in value to the NAV of your Target Fund shares.” Explain in correspondence whether BlackRock Summit Cash Reserves Fund is a default money market fund option in place for IRAs or whether the Acquiring Trust or BlackRock chose this option.

Response:  The IRA Custodial Account Agreement (the “IRA Agreement”) that applies to IRA investments in the Target Fund authorizes the IRA custodian to act in its discretion for the IRA participant’s benefit in situations where assets in the custodial account are liquidated and the custodian has not received timely instructions from the participant that it can reasonably and practicably carry out. The IRA Agreement discloses that such actions may include placing the proceeds in a money market mutual fund. The Money Market Fund was selected with respect to the Reorganization given that, among other reasons, it is a government money market fund that is not subject to discretionary liquidity fees and seeks to maintain a stable NAV.

Securities and Exchange Commission

June 27, 2024

Statement of Additional Information

Comment 31:  On page 59 of the Acquiring Fund’s Statement of Additional Information, which is incorporated by reference into the Registration Statement, please delete the phrase “or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund’s tax status)” in prong (iv). The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp. 67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p. 59 (Sep. 25, 2019). While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response:  As requested, the Registrant undertakes to delete the phrase “… or have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund’s tax status)” in prong (iv) on page 59 of the Acquiring Fund’s Statement of Additional Information when the Registrant files the next post-effective amendment on behalf of the Acquiring Fund pursuant to Rule 485 under the Securities Act of 1933, as amended.

* * *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Jesse C. Kean
Jesse C. Kean

cc:	Janey Ahn
Jessica Holly
Douglas E. McCormack